                                                                     EXHIBIT 8.1

                        [LETTERHEAD OF SIDLEY & AUSTIN]


                               December 4, 1996


First Data Corporation
2121 North 117th Avenue
Omaha, Nebraska  68164


Ladies and Gentlemen:

          You have requested our opinion as to whether the transfer of assets described below will be treated as a taxable sale for federal income tax purposes and, if it is so treated, whether the "anti-churning" rules under
Section 197(f)(9) of the Internal Revenue Code of 1986, as amended (the "Code"), will apply to certain intangible assets included in the transfer. Capitalized terms not otherwise defined herein have the meanings specified in the Prospectus included in the Registration Statement to which this opinion is filed as an exhibit.

Facts
-----

          First Data Corporation, a Delaware corporation ("FDC"), operates a consumer money transfer business (the "MoneyGram Business") through its wholly-owned subsidiary Integrated Payment Systems Inc., a Delaware corporation ("IPS"). The MoneyGram Business involves the transfer of funds through a network of agents (each, a "MoneyGram Agent") located in the United States and abroad. The services of the MoneyGram Agents are provided to the MoneyGram Business in accordance with contracts with each of the MoneyGram Agents (the "Agent Contracts"). We have assumed for purposes of this opinion that the MoneyGram Business was held or used by IPS on July 25, 1991. For purposes of this opinion, we have also assumed that any intangible assets transferred in the proposed transaction described below were held or used by IPS on July 25, 1991./1/

----------------
/1/    As of April 13, 1992, IPS operated the MoneyGram Business, except that for state licensing reasons American Express Travel Related Services Company, Inc., a New York corporation ("TRS"), which is a subsidiary of American Express Company, continued to hold the Agent
                                                                  (continued...)

          In connection with FDC's acquisition of First Financial Management Corporation in 1995, FDC entered into a consent decree with the Federal Trade Commission pursuant to which FDC has determined to divest the MoneyGram Business.

          FDC will accomplish this divestiture through the transfer (the "Contribution") by IPS and its affiliates of the assets of the MoneyGram Business to MoneyGram Payment Systems, Inc., a Delaware corporation ("Company"), followed by the sale by IPS of at least 87% of the stock of Company to the public (the "Offering"). IPS formed Company in January 1996 for this purpose. Company has 100 shares of common stock issued and outstanding, all of which are currently held by IPS. Company currently holds no assets (other than a nominal amount of capital) and conducts no business. You have advised us that its only activities since its organization in January 1996 have been being a registrant under a Registration Statement filed with the Securities and Exchange Commission in connection with the Offering (the "Registration Statement"), qualifying to do business in various states (although not conducting any business) and preparing licensing applications.

          The divestiture will be accomplished as follows:

     (1) On Business Day 1, the Registration Statement will be in final form (other than pricing and price-related information). After the market closes on Business Day 1 (in order):

          (i) The Offering will be priced and the underwriting agreement (the "Underwriting Agreement") will be executed by the underwriters named therein (the "Underwriters"), IPS and Company. The Underwriting Agreement will require IPS to sell at least 14,463,750 shares (approximately 87%) of the outstanding

----------------

/1/ (...continued)
Contracts and licenses relating to (among other things) the MoneyGram Business. Since April 13, 1992, TRS has not performed any services or engaged in any activities related to the MoneyGram Business other than merely holding the licenses and Agent Contracts and managing certain funds held pending payment to third parties, and since that date IPS has had all the economic benefits and burdens associated with the MoneyGram Business. In view of the foregoing, it appears likely that IPS would be deemed to be the holder or user of the MoneyGram Business as of April 13, 1992. Additionally, we understand that a similar arrangement was in effect during the period from July 25, 1991 (or earlier) through April 13, 1992. Even if TRS held or used the MoneyGram Business during that period, it would not affect the conclusions of this opinion.

     Prior to the transfer described below, the Agent Contracts will be transferred from TRS to IPS. As described more fully below, IPS will continue to hold the Agent Contracts and licenses (but not the economic rights related thereto) pending their transfer in the transaction as described below.

                 Company common stock to the Underwriters for resale to the public in the Offering pursuant to a "firm commitment" underwriting. The terms and conditions of the Underwriting Agreement were negotiated at arm's-length and, in our experience, are customary for a "firm-commitment" underwriting. We have assumed that the Underwriting Agreement will be binding on the parties thereto in accordance with its terms. IPS will also grant to the Underwriters an option to purchase from IPS the remaining 2,161,250 shares (approximately 13%) of Company common stock outstanding to cover over-allotments in the Offering.

          (ii) IPS will thereafter make the Contribution, whereby IPS will transfer to Company $12 million of cash, and IPS and certain of its affiliates will transfer to Company assets relating to the MoneyGram Business. In exchange, Company will assume related liabilities and issue to IPS 16,624,900 shares of Company common stock.

          (iii) Ernst & Young will release an unlegended opinion on the financial statements in the Registration Statement.

          (iv) A pre-effective amendment to the Registration Statement, which includes the Ernst & Young opinion and all pricing information, will be prepared.

     (2) On Business Day 2, the pre-effective amendment will be filed with the Securities and Exchange Commission and will be declared effective by 9:30 a.m. The final prospectuses will be printed and the Underwriters will confirm the purchases.

     (3) On Business Day 5, the Offering (other than, perhaps, any shares subject to the over-allotment option) will close. The Offering will be a "secondary offering" by and for the benefit of IPS. IPS will receive all the net proceeds from the Offering. Company will not sell any of its own shares to the Underwriters or to the public, and will be entitled to none of the proceeds of the Offering. For purposes of this opinion, we have assumed that neither the Underwriters nor any purchaser in the Offering (or pursuant to the over-allotment option) is or will be related in any material way to FDC or its subsidiaries.

     (4) Within 30 days after the Underwriting Agreement becomes effective, the over-allotment option may be exercised. The Underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the Offering.

          After the consummation of the Offering, FDC will have certain transition arrangements with the Company described below (the Contribution and such transition arrangements are collectively referred to as the "Transition"). We have assumed that the transition arrangements will approximate the terms of arm's-length negotiations and will be consistent with commercial practice (or, if not, will have terms which are more favorable to Company and do not give FDC or its affiliates any of the economic benefits and burdens associated with the MoneyGram Business or its assets). We have also assumed that, except for the arrangements described below, there will be no ongoing relationships between Company and any third party pursuant to which any third party will have any right to use any MoneyGram Asset or will have any of the economic benefits and burdens associated with the MoneyGram Business or its assets following the Contribution. We understand, however, that the MoneyGram Agents have the right to use certain service marks that are being transferred to Company in the Contribution. We also understand that certain MoneyGram Agents will receive fees based on foreign currency revenues associated with transactions effected through such Agents.

          Consent Decree. Upon the consummation of the Offering, the consent decree requires FDC to, among other things, make available to Company for a period of up to six months, at no additional cost, such personnel, assistance, and training as is reasonably necessary to transfer technology and knowledge of the MoneyGram Business.

          Operations Agreement. Under the Operations Agreement among IPS, Company and First Data Technologies, Inc., a wholly-owned subsidiary of FDC, IPS or its affiliates will perform for Company data processing services, certain disaster recovery services, voice center services and certain corporate support services. Under the Operations Agreement, Company has agreed to grant to IPS, for the term of the Operations Agreement, a non-exclusive, royalty-free license to use certain software. IPS has agreed, at the request of Company, to negotiate in good faith the terms of additional data processing and other services relating to a money order offered by Company on terms (including price) to be negotiated between the parties.

          IPS will continue to be a party to all Agent Contracts, hold all required licenses to operate the MoneyGram Business and perform certain management services for Company. IPS will do so in order for the MoneyGram Business to be in compliance with applicable licensing and other legal requirements until such time as Company is fully licensed in all applicable jurisdictions to own and operate a consumer money wire transfer service in its own name. Other activities relating to the MoneyGram Business, including pricing, selecting and negotiating with MoneyGram Agents, determining commissions to be paid to MoneyGram Agents and substantially all customer service center services, will be conducted by Company. The Operations Agreement requires IPS to pay Company the fees received by IPS from customers in respect of all MoneyGram transactions. Foreign exchange revenues in respect of all such transactions will be paid by IPS to Company as such revenues are collected by IPS.

Company will pay the MoneyGram Agents the commissions and other amounts payable on account of MoneyGram transactions in accordance with the terms of the applicable Agent Contract and will pay IPS the amount due or payable to First Data under the Operations Agreement.

          The Operations Agreement will have a two-year term unless earlier terminated by Company or First Data. Company is obligated to obtain all necessary licenses to commence owning and operating the MoneyGram Business in its own name on or prior to the expiration of such two-year term. In general, after the expiration of the two-year term, IPS will have no further obligation to provide the management services described above or to allow Company or any MoneyGram Agent to continue to sell any IPS denominated product. The Operations Agreement does provide, however, that at the request of Company, IPS will negotiate in good faith to extend the term of the Operations Agreement or negotiate a similar agreement with Company upon terms to be agreed upon by Company and IPS.

          IPS will charge Company fees and expenses for services rendered under the Operations Agreement which reflect estimates of the actual costs of providing such services (and will not be based on receipts, income, etc. of Company). IPS will be entitled to certain investment income with respect to funds (Fiduciary Funds) held in connection with the MoneyGram Business. We have assumed that any compensation paid to IPS or any affiliate of IPS in connection with, and any other terms relating to, additional services negotiated between IPS and Company, extensions of the Operations Agreement, or any similar agreement will reflect arm's-length negotiations, will be consistent with commercial practice and will not give IPS or any affiliate thereof any economic benefits or burdens associated with the MoneyGram Business.

          As a result of the foregoing, we understand that, although IPS will be a party to all Agent Contracts, hold licenses and perform certain services, neither IPS nor any affiliate of IPS will enjoy any economic benefits or burdens attributable to the MoneyGram Business. Company alone will be entitled to the economic benefits and burdens of the MoneyGram Business following the Contribution.

          Software License Agreement. IPS will not transfer software which is used in processing MoneyGram transactions and which IPS also uses in processing its money order payment products in the Contribution. Pursuant to a Software License Agreement between IPS and Company, IPS will grant Company a perpetual, irrevocable, world-wide, nonexclusive, royalty-free license to use such software in the MoneyGram Business or for any other purpose.

          Short-Term Working Capital Facility. Pursuant to the Short-Term Working Capital Facility between FDC and Company, Company may borrow up to $20 million from time to time on a revolving basis. Interest will be payable on any such borrowings at prime plus one percentage point. The Facility will terminate 180 days from the consummation of the Offering, at which time all outstanding borrowings will have to be repaid or refinanced by Company.

          Service Mark Letter Agreement. Certain service marks are used in the MoneyGram Business and will be transferred to Company pursuant to the Contribution Agreement. Some of the service marks used in the MoneyGram Business (the "Disputed Marks") are used concurrently by Western Union, a principal competitor of the MoneyGram Business and an indirect, wholly-owned subsidiary of FDC. IPS's rights, if any, in the Disputed Marks will be transferred to Company pursuant to the Contribution Agreement. Although there are currently no disputes regarding the use by the MoneyGram Business of the Disputed Marks, the rights to the Disputed Marks are unsettled. Pursuant to the Service Mark Letter Agreement between FDC and Company, FDC and Company have agreed not to sue the other or its affiliates in respect of the Disputed Marks during the two-year period following the Offering specified in the Service Mark Letter Agreement (or thereafter in respect of any use of such service marks during such two-year periods). In addition, Company will have the option to cause Western Union to enter into a Service Mark License Agreement under which it will be acknowledged that the ownership of the Disputed Marks vests in Western Union and Western Union will license Company the use of certain service marks in certain languages and Western Union will agree not to use certain service marks in certain languages.

         Human Resources Agreement. Pursuant to the Human Resource Agreement among Company, IPS and FDC, certain employees and their related benefits will be transferred from IPS and FDC to the Company.

          Telecommunications Services Sharing Agreement. Pursuant to the Telecommunications Services Sharing Agreement between Company and FDC, FDC will cooperate and use reasonable efforts to facilitate the provision of telecommunication services to Company under FDC's agreements with its various providers.

Discussion
----------

          FDC intends that the Contribution qualify as a taxable sale to Company pursuant to Section 1001,/2/ rather than a transfer described in Section 351(a). If the Contribution were treated as a transfer described in Section 351(a), in general the assets transferred to Company would have a tax basis equal to the tax basis of those assets in the hands of IPS./3/ If, however, the Contribution were treated as a taxable sale, the tax

----------------
/2/   Unless otherwise indicated, all "Section" references are references to sections of the Code.
/3/   Section 362(a).

basis of the transferred assets in the hands of Company would be increased to their fair market value./4/

          Subject to the following sentence, it is anticipated that the tax basis of intangible assets transferred to Company in the Contribution will be amortized by Company for federal income tax purposes under Section 197. However, if the "anti-churning" rules under Section 197(f)(9) apply to the Contribution, the tax basis of certain intangible assets transferred to Company in the Contribution could not be amortized under Section 197.

          This opinion analyzes (i) whether the Contribution will be treated as a taxable sale pursuant to Section 1001 rather than as a transfer described in
Section 351(a) and (ii) assuming the Contribution will be treated as a taxable sale, whether the "anti-churning rules" under Section 197(f)(9) will apply to the Contribution so that certain intangible assets of Company will not be amortizable under Section 197.

I.    Taxable Sale or Section 351 Transaction
      ---------------------------------------

          Section 351 provides that "[n]o gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in section 368(c)) of the corporation." "Control" means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation./5/ However, the 80% control requirement will not be met if, pursuant to a prearranged binding agreement that is an integral part of the transfer, the person or persons transferring property to the corporation transfer a portion of the stock received to a third party and, as result, do not retain "control" of the corporation./6/

----------------
/4/   Section 1012.

/5/   Section 368(c).

/6/   Rev. Ruling 79-70, 1979-1 C.B. 144.  Earlier Revenue Rulings issued by the
Internal Revenue Service indicated that any "prearranged plan" to transfer the shares to a third party would be taken into account in determining whether the control requirement was met. See Rev. Ruling 70-140, 1970-1 C.B. 73. Later Revenue Rulings, however, clarify that prearranged binding agreements entered into prior to the exchange will be taken into account, but that merely the intent to transfer the stock received will not, even when the stock is actually transferred within a relatively short period of time. See Rev. Ruling 79-70, 1979-1 C.B. 144; Rev. Ruling 78-294, 1978-2 C.B. 141; PLR 9549031 (Sept. 12,
1995); PLR 9405007 (Oct. 19, 1993); PLR 9142013 (July 17, 1991). Under Section
6110(j)(3), private letter rulings may not be used or cited as precedent. They are useful, however, in ascertaining the position of the Internal Revenue Service on the issues therein

          IPS will enter into the Underwriting Agreement prior to the Contribution, as an integral part of the Contribution, pursuant to which IPS will commit to sell, and the Underwriters will commit to purchase, at least 87% of the common stock (which is the only class of stock) of Company. The terms and conditions of the Underwriting Agreement were negotiated at arm's-length and, in our experience, are customary for a "firm-commitment" underwriting, and we have assumed that the Underwriting Agreement will be binding on the parties thereto in accordance with its terms./7/

          Therefore, based on the foregoing, IPS will not be in "control" of Company immediately after the Contribution as required by Section 351(a)./8/ As a consequence, the Contribution will not qualify as a transaction described in
Section 351(a) and will instead be treated as a taxable sale of the assets of the MoneyGram Business to Company./9/ Accordingly, Company will take a tax basis in the transferred assets equal to Company's cost for the MoneyGram Assets (that is, their fair market value at the time of the Contribution)./10/

II.   Section 197(f)(9) - Anti-churning Rules
      ---------------------------------------

      A.  General Rules
          -------------

          Section 197(a) provides that a taxpayer generally is entitled to an amortization deduction with respect to any "amortizable Section 197 intangible"

----------------

/6/ (...continued)
addressed.

/7/   We do not believe that the provisions of the Underwriting Agreement setting out conditions to each party's obligations under the Underwriting Agreement or setting out circumstances under which the Underwriting Agreement could be terminated will cause the Underwriting Agreement to fail to be a binding agreement. Under the terms of the Underwriting Agreement and our understanding of general commercial practice, we do not believe that those provisions (or any others in the Underwriting Agreement) will provide either party with meaningful discretion as to whether it will sell or purchase, as the case may be, Company stock pursuant to the Underwriting Agreement in the absence of events outside the control of such party. Cf. Notice 90-6, 1990-1 C.B. 304; PLR 9437044 (June 23, 1994); PLR 9405007 (Oct. 19, 1993); PLR 9142013 (July 17,
1991).

/8/   The fact that there are four days between the Contribution and the consummation of the Offering should not affect the analysis. There is no indication in any of the authorities that the Offering must take place on the same day as the Contribution, only that such sale must be pursuant to a binding obligation entered into prior to the Contribution. See Rev. Ruling 79-70, 1979-1 C.B. 144.

/9/   Treasury Regulation Section 1.351-1(a)(3) should not apply to the
Contribution because Company is not issuing stock for cash in the Offering.

/10/   Section 1012.

calculated by amortizing the adjusted basis of such intangible ratably over the 15-year period beginning with the month in which such intangible was acquired. In general, an "amortizable Section 197 intangible" is any "Section 197 intangible" which (i) is acquired by the taxpayer after August 10, 1993 and is held in connection with the conduct of a trade or business or, in general, for the production of income (Section 197(c)(1)), (ii) is not a "self-created intangible" (Section 197(c)(2)) and (iii) is not subject to anti-churning rules described below (Section 197(c)(3)).

          A "Section 197 intangible" generally includes (subject to certain exceptions) goodwill, going concern value, workforce in place, business books and records, operating systems, customer lists, patents, copyrights, knowhow and similar items, licenses, permits and other rights granted by a governmental unit or agency, and any franchise, trademark or trade name.

          For purposes of this opinion, we have assumed that each of the intangible assets transferred to Company in the Contribution is a "Section 197 intangible" within the meaning of Section 197. Each of those intangibles will be acquired by Company after August 10, 1993 and we have further assumed that each will be used in Company's trade or business or for the production of income (under Section 197(c)(1) of the Code) and that none will be a self-created intangible (under Section 197(c)(2) of the Code). Therefore, the intangible assets transferred to Company in the Contribution should generally be amortizable under Section 197 as "amortizable Section 197 intangibles" unless such assets are subject to the anti-churning rules described below.

          Section 197(f)(9)(A) provides "anti-churning" rules which provide that an "amortizable Section 197 intangible" does not include any goodwill, going concern value or other intangible for which depreciation or amortization would not have been allowed but for Section 197, which is acquired after August 10, 1993 if any one of the following three tests is met:

     (i) The intangible was held or used at any time on or after July 25, 1991, and on or before August 10, 1993, by the taxpayer or a related person.

     (ii) The intangible was acquired from a person who held such intangible at any time on or after July 25, 1991, and on or before August 10, 1993, and, as part of the transaction, the user of such intangible does not change.

     (iii) The taxpayer grants the right to use such intangible to a person (or a person related to such person) who held or used such intangible at any time on or after July 25, 1991, and on or before August 10, 1993.

In addition, an "amortizable Section 197 intangible" does not include any
Section 197 intangible acquired in a transaction one of the principal purposes of which is to avoid the anti-churning rules./11/

          Therefore, as discussed more fully below, no amortization under
Section 197 will be allowed with respect to goodwill, going concern value or other intangibles included in the MoneyGram assets for which depreciation or amortization would not have been allowed but for Section 197 (hereinafter, collectively "MoneyGram Goodwill") if any of the foregoing three tests is met or if the anti-abuse rule described above is met. Those tests, and the anti-abuse rule, are analyzed below.

     B.   Analysis
          --------

          1.   Intangibles Held or Used by a Related Person
               --------------------------------------------

          The anti-churning rules will apply if, under the first test stated above, the MoneyGram Goodwill was held or used at any time on or after July 25, 1991, and on or before August 10, 1993, by Company or a related person. As noted above, we have assumed for purposes of this opinion that some amount of MoneyGram Goodwill was held or used by IPS on July 25, 1991. Thus, the MoneyGram Goodwill will be subject to the anti-churning rule if IPS is "related" to Company for purposes of that test.

          For purposes of the anti-churning rules, a person (the "related person") is "related" to another person if two conditions are met. First, the related person must bear a relationship to such person under either of two alternative tests. One alternative is specified in Section 267(b) (applied after making certain adjustments). Under Section 267(b) (after making such adjustments), two corporations are related if they are members of a group of corporations connected through stock ownership with a common parent corporation where 20% or more of the voting power or value of the stock of each corporation in the group other than the parent is owned by one or more corporations in the group, and the common parent owns at least 20% of the voting power or value of the stock of one of the other corporations in the group./12/ The other alternative is Section 197(f)(9)(C)(i)(II), which provides that a person is related to another person if "the related person and such person are engaged in trades or businesses under common control (within the meaning of subparagraphs
(A) and (B) of section 41(f)(1))." In the case of two corporations, "trades or businesses under common

----------------
/11/   Section 197(f)(9)(F).

/12/   See Sections 197(f)(9)(C)(i)(I), 267(b)(3), 267(f), and 1563(a).  Special
rules, not applicable here, would apply if ownership were between 20% and 50%.

control" means a parent-subsidiary group that is related by at least 50% stock ownership./13/

          Second, two persons are related for purposes of the anti-churning rules of Section 197(f)(9) "if such relationship exists immediately before or immediately after the acquisition of the intangible involved."/14/

          There are currently no regulations interpreting Section 197(f)(9). Its legislative history provides little guidance except to state that "[i]n addition to these rules [referring to the rules explicitly set out in the statute] , it is anticipated that rules similar to the anti-churning rules under Section 168 of the Code will apply in determining whether persons are related (See Prop. Treas. Reg. 1.168-4 (February 16, 1984))."/15/

          Subject to the discussion below, IPS (a party holding or using the property at some time between July 25, 1991 and August 10, 1993) might be viewed as "related" to Company under both relationship tests set out above. In form, IPS will own at least 20% of the stock of Company (by voting power or value) both immediately before and immediately after the Contribution. Likewise, in form, IPS and Company will be engaged in trades or businesses under common control (because IPS will own at least

----------------
/13/   See Section 41(f)(1)(B), Treasury Regulation (S) 1.41-8(a)(3), and
Treasury Regulations (S) 1.52-1(b) and (c).

/14/   Section 197(f)(9)(C)(ii).

/15/   Conference Report of the Committee on the Budget, House of
Representatives, to Accompany H.R. 2264, Omnibus Reconciliation Act of 1993, H.Rep. No. 103-213, 103d Cong., 1st Sess. (August 4, 1993) (hereinafter, "Conf. Rept.") at 692 n. 32. The 1984 proposed regulations under Section 168 cited in the legislative history relate to the anti-churning rules under Section 168(e)(4), as previously in effect, and generally exclude from the Accelerated Cost Recovery System (among other things) certain property acquired by a taxpayer in certain churning transactions. Those rules apply where the property was owned or used by the taxpayer or a related person and, for that purpose, persons are related if they bear a specified relationship or are engaged in trades or businesses under common control.

     Proposed Treasury Regulation (S) 1.168-4(d)(6) states, as a general rule, that persons are related if they bear a relationship specified in section 267(b) (subject to certain modifications) and that "[i]n general, persons are related if they are related either immediately before or immediately after the taxpayer's acquisition of the property in question." We reviewed the rules set forth in Proposed Treasury Regulation (S) 1.168-4(d) and the related examples. Except to the limited extent discussed or cited below, none was directly relevant to the application of the anti-churning rules in this transaction. In addition, we have found no relevant authority applying the related party rules under Section 168.

50% of the stock of Company (by voting power or value) both immediately before and immediately after the Contribution.

          The central question, however, is whether, under the facts of the proposed transaction, Company should be treated as related to IPS "immediately before or immediately after" the Contribution for purposes of Section 197(f)(9)(C)(ii) of the Code, notwithstanding such ownership in form.

          We found no authority directly addressing the question of whether Company should be treated as related to IPS under Section 197(f)(9)(C)(ii) of the Code. There is minimal authority or commentary discussing the "immediately before or immediately after" requirement,/16/ and one commentator noted the anti-churning issue that arises in transactions similar to the one in question./17/ However, for the reasons discussed below, we believe that, although not clear, Company should not be treated as related to IPS either immediately before or immediately after the Contribution for purposes of Section 197(f)(9)(C)(ii) of the Code.

          a. Binding Contract
             ----------------

          Prior to the Contribution, IPS will have entered into a binding contract to sell to the Underwriters approximately 87% of the common stock of Company (which, other than 100 shares previously outstanding, will be received by IPS as a result of the Contribution).

          As discussed above under "Taxable Sale or Section 351 Transaction",
Section 351 requires that those transferring assets to a corporation own stock representing control of the corporation "immediately after" the transfer, and that the control requirement is not satisfied where those transferring the assets are, at the time of the transfer, under a pre-existing binding agreement to sell more than 20% of the corporation's stock following the transfer./18/ Because both the control requirement

----------------
/16/   See Avi-Yonah, 533 T.M., Amortization of Intangibles (stating on page
A-18 that "[t]he determination of whether a relationship exists is made immediately before or immediately after the acquisition of the intangible, so that the rule cannot be avoided by acquiring the intangible simultaneously with entering into or leaving a related-party status").

/17/   94 TNT 201-25, AICPA Comments on Issues to be Covered in Intangible
Amortization Regs. (Release Date: October 7, 1994)(proposing that the scope of the "immediately before or immediately after" rules be limited so as to prevent its application where a business is sold in a failed Section 351 transaction).

/18/   See Rev. Ruling 79-70, 1979-1 C.B. 144.

under Section 351/19/ and the status of two corporations as "related" for purposes of Section 197/20/ depend on stock ownership, and because both tests look to ownership "immediately after" a transfer of assets, a pre-existing binding agreement to sell stock should result in the corporations not being related "immediately after" the acquisition for purposes of Section 197 as well as for purposes of Section 351. Under that rationale, Company and IPS should not be treated as related immediately after the Contribution for purposes of Section 197.

          Just as the binding agreement to sell Company stock should defeat the relationship immediately after the Contribution for purposes of Section 197, it should likewise defeat the relationship immediately before the Contribution. Immediately before the Contribution, the binding agreement will be in effect to sell approximately 87% of the stock of Company. The fact that there was some period during which IPS owned 100 shares (i.e., all of the issued and outstanding shares) of Company stock free of the binding agreement should not alter that result. See discussion below under "Transitory Nature of IPS's Stock Holding in Company."

          The Internal Revenue Service ("IRS") has recognized in another area that a binding agreement causes the relationship between two parties to be disregarded. In private letter rulings the IRS has disregarded the relationship between two parties in order to allow an election to be made under Section 338(h)(10)./21/ In general, a parent corporation cannot sell stock in a wholly-owned subsidiary to another of its wholly-owned subsidiaries and make an election under Section 338(h)(10), because the parent and the purchasing subsidiary are related through stock ownership in a way prohibited by the Code./22/ The IRS, however, has considered situations where a parent corporation transferred stock in its wholly-owned subsidiary ("Subsidiary") to an inactive, newly formed and wholly-owned subsidiary ("Newco") and immediately after the transfer, and pursuant to a pre-existing binding agreement, sold the stock of Newco to a third party (in one case to the public pursuant to a firm commitment underwriting agreement). Because of the pre-existing binding agreement to sell the stock of Newco, the transfer was a taxable sale of the stock of Subsidiary rather than a Section 351 transaction. The IRS ruled that the parent corporation and Newco would not be treated

----------------
/19/   See Section 368(c).

/20/   See Sections 41(f)(1)(A) and (B), 267 and 1563 and Treasury Regulation
Sections 1.41-8(a)(3) and 1.52-1(b) and (c).

/21/   In general, if an election under Section 338(h)(10) is made, a taxable sale of stock is treated for federal income tax purposes as a taxable sale of the underlying assets of the corporation being sold.

/22/ Section 338(h)(3)(A)(iii) ("the stock is not acquired from a person the ownership of whose stock would, under Section 318(a) (other than paragraph (4) thereof), be attributable to the person acquiring such stock"). See Section 318(a)(3)(C).

as having the relationship prohibited by the Code and allowed the parent corporation and Newco to make an election under Section 338(h)(10) with respect to the transfer to Newco of the stock of Subsidiary./23/ In those rulings, the IRS disregarded the parent corporation's ownership of Newco so that the Section 338(h)(10) election could be made. The IRS appears to base these rulings on the fact that the parent corporation had entered into a legally binding agreement to dispose of the stock of Newco and on the transitory nature of the parent corporation's ownership of Newco prior to the transaction. Utilizing the same reasoning, IPS's ownership of Company's stock should be disregarded due to the binding agreement to dispose of Company stock and (as discussed below) the transitory nature of Company prior to the Contribution.

          The applicability of the foregoing authorities to the present transaction depends on the extent to which the purpose of the requirements of
Section 351 and Section 338 are aligned with the purpose of the anti-churning rules of Section 197. Although the concepts are similar, it is difficult to say with certainty that the purposes are strongly aligned. A binding agreement to sell stock does not defeat ownership for all federal income tax purposes. Therefore, while helpful, the foregoing authorities are not conclusive in the present transaction.

          b.   Transitory Nature of  IPS's Stock Holding in Company
               ----------------------------------------------------

          Although a corporation generally will not be disregarded for federal income tax purposes if it is duly organized under applicable law and conducts some commercial activity,/24/ where a corporation conducts no business it is often disregarded for federal income tax purposes./25/

          In the private letter rulings discussed above under "Binding Contract", the newly formed subsidiaries were shell corporations with a nominal amount of capital and, except for activities incident to the contemplated transactions, conducted no activities and carried on no business prior to the closing of the transactions. The newly formed subsidiaries therefore were disregarded for purposes of applying the rules under Section 338 and related provisions of the Code.

----------------
/23/   See PLR 9541039 (July 20, 1995) as modified by PLR 9549031 (Sept. 12,
1995) (stock sold to ESOP); PLR 9142013 (July 17, 1991) (stock sold in a public offering pursuant to a firm commitment underwriting).

/24/   See, e.g., Moline Properties, Inc. v. Commissioner, 319 U.S. 436 (1943);
National Carbide Corp. v. Commissioner, 336 U.S. 422 (1949).

/25/   See, e.g., Treas. Reg. (S) 1.6012-2(a)(2) (A corporation that has received a charter but has never perfected its organization and has transacted no business and has no income may not have to file a tax return. A corporation that has ceased business and dissolves, retaining no assets, does not have to file even if it is still a continuing corporation for certain state law purposes.)

          Transitory and inactive subsidiaries have also been disregarded in the context of Subchapter S election terminations. Prior to the 1996 Small Business Act permitting an S corporation to own a subsidiary, a corporation's Subchapter S election would terminate if the corporation owned a subsidiary. Section 1361(c)(6), under prior law, provided, however, that the restriction on an S corporation owning a subsidiary did not apply if such subsidiary had not begun business and did not have gross income. In addition, the IRS also disregarded such subsidiary if the affiliation between the Subchapter S corporation and the subsidiary was part of a reorganization transaction so long as the affiliation period was momentary, although one ruling allowed a 30-day affiliation period./26/

          For purposes of the anti-churning rules, Company should be disregarded prior to the Contribution because Company will conduct no business and will carry on no activities (other than as discussed above) prior to the Contribution. Furthermore, because of IPS's brief stock holding in Company during periods when Company is carrying on business activities, IPS's holding of Company stock following the Contribution should be viewed as transitory and therefore disregarded. The foregoing is not clear, however, because none of the authorities discussed above is directly applicable to the anti-churning rules under Section 197 and transitory ownership of subsidiaries and inactive subsidiaries are not disregarded for all tax purposes.

          c.   Purpose of Anti-Churning Rules
               -------------------------------

          The anti-churning rules are intended to prevent a taxpayer from converting existing intangibles for which amortization is not allowed into intangibles for which amortization is allowed./27/ Therefore, the anti-churning rules should be applied only where the overall transaction results in the transferor retaining a material ownership interest in the intangible property in question, not in cases such as the present transaction where the transferor retains no such material interest.

          For example, the "immediately before" test should apply where a parent corporation receives a distribution of intangible assets from its subsidiary simultaneous with a sale of all the stock of the subsidiary to an unrelated buyer, thereby obtaining a step-up in the tax basis of assets previously indirectly owned through the subsidiary. In such case, the shareholder and the subsidiary are related "immediately before" the distribution of the assets (but not "immediately after") and the overall transaction does not result in a change in the beneficial ownership of such assets (the shareholder now owns directly what it used to own indirectly). In contrast, the "immediately before" test

----------------
/26/   See Rev. Ruling  73-496, 1973-2 C.B. 312 (Subchapter S election not terminated where acquired subsidiary liquidated within 30 days); Rev. Ruling 72-320, 1972-1 C.B. 270 (Subchapter S election not terminated by momentary ownership of subsidiary prior to spin-off).

/27/   Conf. Rept. at 691.

should not apply where, for example, a taxpayer acquires the stock of a target corporation and then liquidates the target in a taxable liquidation that results in the step-up in the tax basis of intangible assets. The proposed Treasury Regulations under Section 168 provide that the anti-churning rules will not apply in this situation./28/ Likewise, the "immediately before" test should not apply in a case where, as in the proposed transaction, the parent transfers the intangible property to the subsidiary in a failed Section 351 transfer immediately before the sale of all of the stock of the subsidiary to a third party. In that situation, the parent has retained no direct or indirect ownership interest in the intangible property.

          The "immediately after" test should apply, for example, where intangible assets are transferred from a parent to a newly formed 20% or greater owned corporation in exchange for stock of the newly formed corporation, which the parent holds following the exchange. In such case, the two subsidiaries are related "immediately after" the transfer (but not "immediately before") and the overall transaction does not result in a change in beneficial ownership because the parent continues to indirectly own the assets. In contrast, the "immediately after" test should not apply where, as in the proposed transaction, the parent promptly sells the stock of the corporation to a third party (particularly if sold pursuant to a pre-existing binding contract).

          Because the overall transaction in this case results in a change in the beneficial ownership of the MoneyGram Business and this is not a transaction whereby IPS is attempting to convert existing intangibles for which amortization is not allowed into intangibles for which amortization is allowed without transferring the direct and indirect ownership of such intangibles, this transaction should not be the type of transaction to which the anti-churning rules should apply, notwithstanding the language of the Code.

          d.   Conclusion
               ----------

          Based on the foregoing, in our opinion, although not clear, Company should not be treated as being related to IPS either immediately before or immediately after the Contribution and therefore the anti-churning rules should not apply under that test as a result of the Contribution.

     2.  Acquisition of Intangible Where User Does Not Change
         ----------------------------------------------------

          The second anti-churning test set forth earlier applies if the intangible was acquired from a person who held such intangible at any time on or after July 25, 1991,

----------------
/28/  See Proposed Treasury Regulation (S) 1.168-4(d)(11).

and on or before August 10, 1993, and as part of the transaction the user of such intangible does not change. As noted earlier, we have assumed that IPS held the MoneyGram Goodwill on July 25, 1991. Therefore, the second anti-churning test will apply to any asset included in the MoneyGram Goodwill where, as part of the Transition, the user of such asset does not change.

          We have found no direct authority discussing when a person is deemed to be a "user" for purposes of Section 197(f)(9). Section 197 states that the determination of whether the user of property changes as party of a transaction is to be determined in accordance with Treasury Regulations, and at this time no such Treasury Regulations have been issued.

          Although the proposed Treasury Regulations under Section 168 and rulings thereunder relate to tangible (rather than intangible) property and therefore are not applicable for purposes of Section 197, they nonetheless might provide some guidance as to when a person is deemed to be a user for purposes of the Section 197 anti-churning rules. In particular, Proposed Treasury Regulation
(S) 1.168-4(d)(2)(ii) provides that if the former owner (or a related person) continues to operate the property though an arrangement such as a management contract for more than three months after the transfer, all facts and circumstances will be taken into account in determining whether the user of the property has changed. Among the factors considered are (i) whether the arrangement in question is a customary commercial practice, (ii) whether the arrangement in question has been arranged at arm's-length and (iii) whether the new owner has assumed all benefits and burdens of ownership. In general, where the new owner assumes all the benefits and burdens of ownership, the agreement is customary and negotiated at arm's-length and the compensation paid to the former owner is reasonable and within industry standards, the former owner will not be deemed to be a "user" of the property.

          Example 15 in Proposed Treasury Regulation (S) 1.168-4(e) addresses the issue of whether a management or services agreement between the seller of a business and the sold business causes the seller to be a user for purposes of the anti-churning rules. This example involves a seller who continued to manage the business that was sold and received a fixed salary plus a percentage of gross profits for performing such services. The arrangement was stated to be customary and negotiated at arm's-length. In addition, the fees were stated to represent the real value of the services rendered and to be reasonable in amount. The example states that such arrangement results in sufficient change in ownership such that the anti-churning rules under Section 168 do not apply.

          In addition, the IRS has ruled that a former owner of an orchard, who sold the orchard and then continued to perform all services necessary for the care, cultivation and harvesting of the orchard pursuant to a farming contract, was not a

"user" of the orchard for purposes of the Section 168 anti-churning rules./29/ Under the farming contract, which was negotiated at arm's-length, customary in the industry and reasonable, the former owner received compensation payable regardless of the revenues from the orchard, reimbursement of its direct costs and two incentive fees. The new owner, however, bore all the risk of loss.

          Under the facts set forth above, we believe that the "use" question should be relevant, if at all, only as follows.

          (a) MoneyGram Business or Agent Contracts. The "use" question might arise with respect to the MoneyGram Business as a whole (or more narrowly with respect to the Agent Contracts) in view of the fact that, under the Operations Agreement, IPS or its affiliates will perform certain management and other services with respect to the MoneyGram Business, will be a party to all Agent Contracts and will hold all licenses to conduct the MoneyGram Business. However, under the terms of the Operations Agreement, IPS and its affiliates should not be viewed as the "user" of the MoneyGram Business or of the Agent Contracts, although this conclusion is not entirely clear in the absence of controlling authority as to the meaning of the term "user" in Section 197. As noted above, we have assumed that the Operations Agreement approximates the terms of arm's-length negotiations and is consistent with commercial practice (or, if not, will have terms which are more favorable to Company and do not give FDC or its affiliates any of the economic benefits and burdens of ownership of the MoneyGram Business). Furthermore, as discussed above, under the terms of the Operations Agreement Company (not IPS or any affiliate of IPS) will bear the economic benefits and burdens of the MoneyGram Business and of the Agent Contracts. IPS (or its affiliates) will receive fees representing an estimate of the actual costs of providing services to Company, not based on the revenues of Company. We note that during the term of the Operations Agreement IPS will keep the investment income from Fiduciary Funds held by IPS for Company. However, this arrangement is only tangential to the MoneyGram Business and should not effect the foregoing analysis.

          (b) Computer Software. Although certain rights with respect to computer software will be granted under the Operations Agreement and the Software License Agreement, the anti-churning rules apply only to intangible assets for which depreciation or amortization would not have been allowed but for Section 197. Computer software would have been eligible for amortization, however, and therefore no computer software would be included in MoneyGram Goodwill./30/

----------------
/29/  See PLR 8648006 (Aug. 25, 1986).
      ---

/30/  See.  Revenue Procedure 69-21, 1969-2 C.B. 303.
      ---

          (c) Service Marks. As described above, it is unclear who owns the Disputed Marks. Therefore, it is not certain whether Company will acquire any such Disputed Marks as a result of the Contribution. If it is later determined that Company, rather than Western Union, is the owner of Disputed Marks currently used by Western Union, it could be argued that either the user of such Disputed Marks, Western Union, did not change as part of the Transition or that MoneyGram in effect granted the right to use such Disputed Marks to Western Union pursuant to the Service Mark Letter Agreement. However, we do not believe this is the type of situation at which the anti-churning rules are aimed. The ownership of these Disputed Marks is currently unsettled and will not, in fact, be determined for a number of years, if ever. In addition, the Service Mark License Agreement, if executed, will make clear that Western Union, and not Company, is the owner of the Disputed Marks. Thus, this anti-churning test could apply to these Disputed Marks, if at all, only in hindsight. In addition, the Service Mark Letter Agreement does not give Western Union the right to use a Disputed Mark which belongs to Company or vice versa; it only provides that the parties will not sue each other to enforce any perceived rights during a specified period. We have found no authority for the proposition that a party which is infringing on another's rights illegally should be deemed a "user" for purposes of this anti-churning test. For these reasons, although not entirely clear (particularly in the absence of controlling authority as to the meaning of the term "user" in Section 197), this anti-churning test should not apply to the Disputed Marks covered by the Service Mark Letter Agreement.

          We understand that MoneyGram Agents have the right to use certain service marks. Although it could be argued that the MoneyGram Agents are, and after the Contribution will continue to be, "users" of such service marks, we do not believe such an argument would prevail. In this case the service marks are an integral part of the MoneyGram Business, not intangible property rights to which are being transferred to third parties for use in their own business. Thus, although not entirely clear (particularly in the absence of controlling authority as to the term "user" in Section 197), this test should not apply to such service marks.

          (d) Fees Based on Foreign Exchange Gains. As noted above, certain MoneyGram Agents will receive fees based on foreign currency revenues associated with transactions effected through such Agents. We understand that such fees were negotiated at arm's-length, are paid as compensation for services actually rendered, and are similar to fee arrangements entered into between other similar businesses and their agents. Therefore, although not entirely clear, we do not believe that any such MoneyGram Agent should be deemed to be a "user" of any portion of the MoneyGram Goodwill.

          (e) Conclusion. Based on the foregoing, in our opinion, although not entirely clear, Company should be treated as the sole "user" of the MoneyGram Goodwill after the Contribution and thus this anti-churning test should not be applicable to the Transition.

     3.   Grant of Right to Use Intangible
          --------------------------------

          The third anti-churning test set forth above applies if the taxpayer grants the right to use such intangible to a person (or a person related to such person) who held or used such intangible at any time on or after July 25, 1991 and on or before August 10, 1993. For the reasons discussed above under "Acquisition of Intangible Where User Does Not Change," in our opinion, although not entirely clear, Company should be treated as the sole "user" of the MoneyGram Goodwill after the Contribution and thus this anti-churning test should not be applicable to the Transition.

     4.   Anti-Avoidance Rule
          -------------------

          Section 197(f)(9)(F) contains an anti-abuse rule which provides that the term "amortizable section 197 intangible" does not include any section 197 intangible acquired in a transaction, one of the principal purposes of which is to avoid the requirement that the intangible be acquired after August 10, 1993 or to avoid the anti-churning rule. The Federal Trade Commission is requiring FDC and IPS to divest themselves of the MoneyGram Business. Thus, we believe that the Transition should not be viewed as an abusive transaction covered by this provision.

Conclusion
----------

          Based on the facts and assumptions set forth above, and subject to the foregoing discussion and reasoning, we are of the opinion (i) that the Contribution will be treated as a taxable sale for federal income tax purposes rather than a transaction described in Section 351(a) and (ii) that, although not clear, the anti-churning rules should not apply as a result of the Transition.

          You have not asked for, and we do not express, any opinion other than that expressly set forth above.

          This opinion is provided to you only and, without our prior written consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by you. Notwithstanding the previous sentence, we hereby consent to the references to our firm appearing in the Registration Statement under the heading "Certain Relationships and Related Transactions -- the Transition Agreements -- The Contribution Agreement -- Taxes" and the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons where consent is required by Section 7 of the Securities Act of 1933, as amended, or the related rules promulgated by the Securities and Exchange Commission. This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein. This opinion letter shall not be construed as or deemed to be a guaranty or insuring agreement.

          This opinion is based on the assumption that all documents related to the Transition, when executed, will conform in all material respects to the documents included as exhibits to the Registration Statement to which this opinion is also an exhibit.

          This opinion is rendered as of the date hereof based on the law and facts in existence on the date hereof, and we do not undertake, and hereby disclaim, any obligation to advise you of any changes in law or fact, whether or not material, which may be brought to our attention at a later date. We note that Treasury regulations have not yet been promulgated under Section 197 and any such Treasury regulations might be inconsistent with the opinions described herein.

          We express no opinion with respect to the effect of any laws other than federal income tax laws of the United States of America.



                                                Very truly yours,



                                                /s/ Sidley & Austin